EXHIBIT 99.1

Stevanato Group Delivers 7% Revenue Growth (9% at Constant Currency) for Fiscal Year 2025, Including Record Revenue from High-Value Solutions and Expanded Margins

- Establishes Fiscal 2026 Guidance -

(PIOMBINO DESE, Italy) – March 4, 2026 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the fourth quarter and full year 2025.

Fourth Quarter and Full Year 2025 Highlights (comparisons to prior-year periods)

•
For the fourth quarter of 2025, revenue increased 5% (7% on a constant currency basis) to €346.5 million, and high-value solutions represented 49% of total revenue.
•
Gross profit margin increased 120 basis points to 30.9%, and adjusted EBITDA margin increased 70 basis points to 28.2%, for the fourth quarter of 2025.
•
Diluted earnings per share were €0.17, and adjusted diluted earnings per share were €0.18 for the fourth quarter of 2025.
•
For the fiscal year 2025, revenue increased 7% (9% on a constant currency basis) to €1.186 billion, and high-value solutions represented 46% of total revenue.
•
Gross profit margin increased 160 basis points to 29.0%, and adjusted EBITDA margin increased 160 basis points to 25.1% for the fiscal year 2025.
•
For the fiscal year 2025, diluted earnings per share grew 19% to €0.51, and adjusted diluted earnings per share increased 13% to €0.54.
•
The Company is establishing its fiscal 2026 guidance. The Company expects revenue in the range of €1.26 billion to €1.29 billion, adjusted EBITDA in the range of €331.8 million to €346.9 million, and adjusted diluted EPS in the range of €0.59 to €0.63.

Fourth Quarter 2025 Results

For the fourth quarter of 2025, total revenue increased 5% year-over-year (7% on a constant currency basis) to €346.5 million, driven by a 10% (13% on a constant currency basis) revenue increase from the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset the anticipated revenue decline from the Engineering Segment. Revenue from high-value solutions increased 31%, year-over-year, to a record €171.4 million, representing 49% of total revenue for the fourth quarter of 2025.

In the fourth quarter of 2025, strong performance in the BDS Segment led to a 120 basis-point increase in gross profit margin to 30.9%, compared with the same period last year, and operating profit margin was 20.2%, consistent with the same period last year.

Net profit was €47.6 million, with diluted earnings per share of €0.17, for the fourth quarter of 2025, and adjusted net profit was €49.8 million with diluted earnings per share of €0.18. For the fourth quarter of 2025, adjusted EBITDA increased to €97.7 million, and the adjusted EBITDA margin improved 70 basis points to 28.2%, compared with the same period last year.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Franco Stevanato, Chief Executive Officer, commented, "We concluded fiscal year 2025 with another solid quarter that led to positive full‑year performance underpinned by strong top-line growth, a favorable mix of high value solutions, and expanded margins. Biologics remain an important tailwind and in 2025 GLP1s represented approximately 19% to 20% of total Company revenue. There’s no doubt that we have been successful in winning our fair share of the GLP1 market. This success is rooted in our long history of being a trusted partner to customers, our global footprint which provides supply chain security, and the quality of our products which have characteristics that resonate with our customers."

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue grew 10% (13% on a constant currency basis) to €307.1 million for the fourth quarter of 2025, compared with the same period last year, driven by a 31% increase from high-value solutions to €171.4 million, which represented 56% of BDS Segment revenue. Revenue from other containment and delivery solutions decreased 9% to €135.7 million, compared with the same period last year, due to a decline from certain lower-value bulk products, as the Company transitions to a larger portfolio of high-value products aligned with its strategic investments.

For the fourth quarter of 2025, gross profit margin increased 50 basis points to 31.6%, and operating profit margin rose 50 basis points to 23.8%, compared with the same period last year, driven by: (i) a favorable mix of high value solutions, (ii) improvements as the Company scales commercial production in its new facilities, which remain dilutive to the corporate margin, and (iii) an improved vial market which led to higher vial production and better utilization. These positive trends were partially offset by the unfavorable impact from foreign currency translation and tariffs.

Engineering Segment
As expected, revenue from the Engineering Segment decreased 23% to €39.4 million for the fourth quarter of 2025, compared with the same period last year, driven by lower revenue from our glass converting and assembly lines businesses.

For the fourth quarter of 2025, gross profit margin for the Engineering Segment decreased 280 basis points to 15.8%, compared with the same period last year, and continued to be impacted by an unfavorable project mix and a lower volume of new work.

Balance Sheet and Cash Flow
As of December 31, 2025, the Company had cash and cash equivalents of €130.6 million, and net debt of €337.7 million.

For fiscal year 2025, capital expenditures totaled €294.9 million, as the Company continues to increase capacity in its new manufacturing facilities in Indiana and Italy. Cash flow from operating activities for fiscal year 2025 was €286.1 million. Cash used for the purchase of property, plant, and equipment, and intangible assets totaled €275.1 million. Increased operational cash flow and reduced capital expenditures resulted in €18.4 million of positive free cash flow for the year ended 2025.

The Company believes that it has adequate liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, cash generated from operations, available credit lines, and the ability to access additional financing.

2026 Guidance
The Company is establishing its fiscal 2026 guidance and expects:

•
Revenue in the range of €1.26 billion to €1.29 billion;
•
Adjusted EBITDA in the range of €331.8 million to €346.9 million; and

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

•
Adjusted diluted EPS in the range of €0.59 to €0.63.

Franco Stevanato, Chief Executive Officer, concluded, "We enter 2026 with positive momentum and a clear focus on disciplined execution. We operate in attractive, growing end markets with favorable secular tailwinds. Innovation across the industry continues to advance patient care and we remain mission critical to the delivery of innovative biologics. Biologics are expected to remain our fastest growing end market and a key driver to top-line growth and margin expansion as we continue to move up the value chain. In Latina and Fishers, we expect to increasingly benefit from improved utilization, efficiencies, and operating leverage, as we support our customers with quality and reliability."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Wednesday, March 4, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q4 2025 earnings webcast.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q4 2025 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q4 2025 Link for Questions

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "establishing," "continued," "remain," "expected," "improved," "transitions," "scales," "believes," "expects," "continues," "growing," "expect," and other similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability, and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies, and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future, and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F, and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Caterina Tripepi Lisa Miles

caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.com

U.S. Media Giacomo Guiducci

Taylor Gerrells giacomo.guiducci@stevanatogroup.com

taylor.gerrells@teamlewis.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the years
	ended December 31,				ended December 31,

	2025	%	2024	%	2025	%	2024	%

Revenue	346.5	100.0%	330.6	100.0%	1,186.3	100.0%	1,104.0	100.0%
Costs of Sales	239.6	69.1%	232.4	70.3%	842.4	71.0%	801.7	72.6%
Gross Profit	106.9	30.9%	98.2	29.7%	343.9	29.0%	302.3	27.4%
Other Operating Income	3.5	1.0%	5.5	1.7%	8.2	0.7%	9.1	0.8%
Selling and Marketing Expenses	7.9	2.3%	5.9	1.8%	28.2	2.4%	24.9	2.3%
Research and Development Expenses	5.8	1.7%	5.6	1.7%	25.4	2.1%	31.7	2.9%
General and Administrative Expenses	26.6	7.7%	25.4	7.7%	99.7	8.4%	93.7	8.5%
Operating Profit	70.1	20.2%	66.8	20.2%	198.8	16.8%	161.1	14.6%
Finance Income	0.3	0.1%	5.6	1.7%	13.0	1.1%	13.5	1.2%
Finance Expense	4.6	1.3%	7.8	2.4%	22.7	1.9%	14.3	1.3%
Profit Before Tax	65.8	19.0%	64.6	19.6%	189.1	15.9%	160.3	14.5%
Income Taxes	18.2	5.3%	16.3	4.9%	49.3	4.2%	42.5	3.9%
Net Profit	47.6	13.7%	48.3	14.6%	139.8	11.8%	117.8	10.7%
Earnings per share
Basic earnings per common share	0.17		0.18		0.51		0.43
Diluted earnings per common share	0.17		0.18		0.51		0.43

Average common shares outstanding	273.0		272.9		273.0		271.1
Average shares assuming dilution	273.0		272.9		273.0		271.2

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended December 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	307.1	39.4	—	346.5
Inter-Segment	0.2	35.9	(36.1)	—
Revenue	307.2	75.3	(36.1)	346.5

Gross Profit	97.0	11.9	(1.9)	106.9
Gross Profit Margin	31.6%	15.8%		30.9%

Operating Profit	73.1	6.9	(9.9)	70.1
Operating Profit Margin	23.8%	9.1%		20.2%

	For the three months ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	279.4	51.2	—	330.6
Inter-Segment	1.1	56.1	(57.2)	—
Revenue	280.5	107.3	(57.2)	330.6

Gross Profit	87.2	20.0	(9.0)	98.2
Gross Profit Margin	31.1%	18.6%		29.7%

Operating Profit	65.5	16.4	(15.0)	66.9
Operating Profit Margin	23.3%	15.3%		20.2%

	For the year ended December 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	1,038.2	148.1	—	1,186.3
Inter-Segment	2.2	132.9	(135.1)	—
Revenue	1,040.3	281.0	(135.1)	1,186.3

Gross Profit	328.1	31.0	(15.3)	343.9
Gross Profit Margin	31.5%	11.0%		29.0%

Operating Profit	220.4	9.3	(31.0)	198.8
Operating Profit Margin	21.2%	3.3%		16.8%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	933.7	170.3	—	1,104.0
Inter-Segment	4.0	187.3	(191.4)	—
Revenue	937.8	357.6	(191.4)	1,104.0

Gross Profit	268.8	56.2	(22.6)	302.3
Gross Profit Margin	28.7%	15.7%		27.4%

Operating Profit	165.6	33.1	(37.6)	161.1
Operating Profit Margin	17.7%	9.3%		14.6%

Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
Cash flow from operating activities	94.1	43.6	286.1	155.8
Cash flow used in investing activities	(94.4)	(91.0)	(272.9)	(310.2)
Cash flow from financing activities	17.2	66.3	22.1	183.2
Net change in cash and cash equivalents	16.9	18.9	35.2	28.8

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended December 31, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	307.1	39.4	346.5
Effect of changes in currency translation rates	8.0	—	8.0
Organic Revenue (Non-IFRS GAAP)	315.1	39.4	354.5

Year ended December 31, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	1,038.2	148.1	1,186.3
Effect of changes in currency translation rates	17.7	—	17.7
Organic Revenue (Non-IFRS GAAP)	1,055.9	148.1	1,204.0

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended December 31,		Change	For the years ended December 31,		Change
	2025	2024	%	2025	2024	%
Net Profit	47.6	48.3	(1.6)%	139.8	117.8	18.7%
Income Taxes	18.2	16.3	11.4%	49.3	42.5	15.9%
Finance Income	0.3	5.6	(94.3)%	13.0	13.5	(3.9)%
Finance Expenses	4.6	7.8	(40.8)%	22.7	14.3	58.0%
Operating Profit	70.1	66.8	4.8%	198.8	161.1	23.4%
Depreciation and amortization and impairment of PPE	24.6	19.8	24.8%	88.6	80.7	9.8%
EBITDA	94.7	86.6	9.4%	287.4	241.8	18.8%

Calculation of Net Profit Margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended December 31,		For the year ended December 31,
	2025	2024	2025	2024
Revenue	346.5	330.6	1,186.3	1,104.0
Net Profit Margin (Net Profit/ Revenue)	13.7%	14.6%	11.8%	10.7%
Operating Profit Margin (Operating Profit/ Revenue)	20.2%	20.2%	16.8%	14.6%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	28.2%	27.5%	25.1%	23.5%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	21.1%	21.5%	17.7%	16.2%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended December 31, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	94.7	70.1	18.2	47.6	0.17
Adjusting items:
Start-up costs new plants (1)	2.0	2.0	0.5	1.4	0.01
Restructuring and related charges (2)	1.0	1.0	0.3	0.8	0.00
Adjusted	97.7	73.1	19.0	49.8	0.18
Adjusted Margin	28.2%	21.1%	—	—	—

Three months ended December 31, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	86.6	66.8	16.3	48.3	0.18
Adjusting items:
Start-up costs new plants (1)	3.8	3.8	1.0	2.8	0.01
Restructuring and related charges (2)	0.4	0.4	0.1	0.3	0.00
Other severance costs (3)	0.2	0.2	0.0	0.1	0.00
Adjusted	90.9	71.2	17.5	51.5	0.19
Adjusted Margin	27.5%	21.5%	—	—	—

Year ended December 31, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	287.4	198.8	49.3	139.8	0.51
Adjusting items:
Start-up costs new plants (1)	6.5	6.5	1.8	4.7	0.02
Restructuring and related charges (2)	4.1	4.1	1.0	3.1	0.01
Adjusted	298.0	209.4	52.1	147.6	0.54
Adjusted Margin	25.1%	17.7%	—	—	—

Year ended December 31, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	241.8	161.1	42.5	117.8	0.43
Adjusting items:
Start-up costs new plants (1)	13.0	13.0	3.5	9.5	0.04
Restructuring and related charges (2)	4.0	4.0	1.0	3.0	0.01
Other severance costs (3)	0.4	0.4	0.1	0.3	0.00
Adjusted	259.2	178.5	47.1	130.6	0.48
Adjusted Margin	23.5%	16.2%	—	—	—

(1) During the three months and the year ended December 31, 2025, the Group recorded €2.0 million and €6.5 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three months and the year ended December 31, 2024, the Group recorded €3.8 million and €13.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs primarily reflect labor expenses for training and travel of personnel who are in the learning and development phase and not yet active in the manufacturing of products, as well as the related recruitment costs.

(2) During the three months and the year ended December 31, 2025, the Group recorded €1.0 million and €4.1 million, respectively, of restructuring and related charges. During the three months and the year ended December 31, 2024, the Group recorded €0.4 million and €4.0 million, respectively, of restructuring and related charges. These amounts mainly reflect employee related costs associated with the reorganization of certain business functions.

(3) During the three months and the year ended December 31, 2024, the Group recorded €0.2 million and €0.4 million, respectively, related to personnel expenses, including other severance costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of December 31, 2025	As of December 31, 2024

- Goodwill and Other intangible assets	86.8	83.6
- Right of use assets	12.4	15.7
- Property, plant, and equipment	1,391.5	1,248.4
- Financial assets - investments FVTPL	0.2	0.2
- Other non-current financial assets	5.5	5.4
- Deferred tax assets	103.9	95.3
Non-current assets excluding FV of derivative financial instruments	1,600.3	1,448.7

- Inventories	268.2	245.2
- Contract assets	180.5	168.5
- Trade receivables	302.7	296.0
- Trade payables	(263.3)	(231.0)
- Advances from customers	(33.4)	(16.6)
- Non-current advances from customers	(98.8)	(44.0)
- Contract Liabilities	(10.4)	(16.5)
Trade working capital	345.4	401.6

- Tax receivables and Other receivables	50.6	70.6
- Current financial receivables - rent to buy agreement	8.6	—
- Non-current assets held for sale	—	0.2
- Tax payables and Other liabilities	(100.8)	(92.2)
- Current Provisions	(4.4)	(4.1)
Net working capital	299.3	376.1

- Deferred tax liabilities	(13.3)	(12.6)
- Employees benefits	(6.8)	(7.2)
- Non-Current provisions	(3.2)	(2.8)
- Other non-current liabilities	(52.1)	(62.7)
Total non-current liabilities and provisions	(75.4)	(85.3)

Capital employed	1,824.2	1,739.4

Net (debt)/ net cash	(337.7)	(335.0)

Equity	(1,486.5)	(1,404.4)

Total equity and net debt	(1,824.2)	(1,739.4)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
Cash Flow from operating activities	94.1	43.6	286.1	155.8
Interest paid	2.0	3.6	7.0	7.4
Interest received	(0.2)	(0.4)	(1.4)	(1.3)
Purchase of property, plant and equipment	(89.3)	(88.9)	(263.8)	(302.6)
Proceeds from sale of property, plant and equipment	0.2	—	1.9	3.2
Purchase of intangible assets	(5.2)	(2.3)	(11.3)	(11.0)
Free Cash Flow	1.5	(44.3)	18.4	(148.5)

Net (Debt) / Net Cash

(Amounts in € millions)

	As of December 31,	As of December 31,
	2025	2024
Non-current financial liabilities	(347.4)	(317.7)
Current financial liabilities	(123.5)	(116.9)
Other non-current financial assets - Fair value of derivatives financial instruments	0.3	—
Other current financial assets	2.2	1.3
Cash and cash equivalents	130.6	98.3
Net (Debt)/ Net Cash	(337.7)	(335.0)

CAPEX

(Amounts in € millions)

	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2025	2024		€2025	2024	€
Addition to Property, plants and equipment	95.9	77.7	18.2	283.6	275.6	8.0
Addition to Intangible Assets	5.3	2.3	3.0	11.3	11.0	0.3
CAPEX	101.2	80.0	21.2	294.9	286.6	8.3

Reconciliation of 2026 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,260.0 - 1,290.0	317.7 - 332.9	212.7 - 227.8	149.6 - 160.7	0.55 - 0.59
Adjusting items:
Start-up costs new plants		14.1	14.1	10.3	0.04
Adjusted	1,260.0 - 1,290.0	331.8 - 346.9	226.8 - 241.9	159.9 - 171.0	0.59 - 0.63

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290